GOLDEN BULL LIMITED

136-20 38th Avenue, Suite 9A-2

Flushing, New York 11354

January 8, 2020

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Spitz

Re:	Golden Bull Limited

Commission File No. 001-38421

Ladies and Gentlemen:

Please be advised that the law firm of Davidoff Hutcher & Citron LLP has been engaged as outside securities counsel to Golden Bull Limited. Such firm is authorized to review all correspondence from the Securities and Exchange Commission on behalf of Golden Bull Limited.

Very truly yours,

GOLDEN BULL LIMITED

By:	/s/ Erke Huang
Erke Huang, CFO

cc:	Davidoff Hutcher & Citron LLP